Exhibit 99.2

SCISPARC LTD. (THE “COMPANY”)

Special General Meeting of Shareholders

To be held February 4, 2026

This proxy is solicited by the Board of Directors

The undersigned shareholder(s) hereby appoint(s) Oz Adler, the Company’s Chief Executive Officer and Chief Financial Officer, and Itschak Shrem, the Chairman of the Board of Directors of the Company, and each of them, as proxies and attorneys-in-fact, each with the power to appoint (his/her) substitute or successive substitutes, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of SciSparc Ltd. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 3:00 PM (Israel time) on February 4, 2026, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, and in their discretion, according to their best judgment and the recommendation of the board of directors, to vote upon such other business as may properly come before the meeting, any adjournment(s) or postponement(s) thereof. The undersigned shareholder(s) also acknowledge(s) receipt of the Notice of Special General Meeting of Shareholders and the Company’s Proxy Statement, dated December 31, 2025, for such meeting (including either a physical copy or by way of electronic access).

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Special general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF THESE SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.

Continued and to be signed on reverse side

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

SCISPARC LTD.

TO BE HELD ON FEBRUARY 4, 2026

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		For	Against	Abstain
1.	To approve the grant of an equity award to the Company’s Chief Executive Officer.
2.	To approve the grant of equity awards to the Company’s directors, including the President and the chairman of the board of directors.
3.

To appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

		☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy Statement. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.